Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Schedules

2024 Annual General Meeting for September 30, 2024

HONG KONG — September 11, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that it will hold its 2024 annual general meeting (the “AGM”) on September 30, 2024 at 9:00 a.m. (Hong Kong time) or on September 29, 2024 at 9:00 p.m. (New York time) in Hong Kong, People’s Republic of China.

Date:	September 30, 2024 (Hong Kong Time) or September 29, 2024 (New York Time)

Time:	09:00 a.m. (Hong Kong time) or 09:00 p.m. (New York Time)

Location:	15/F Prosperity Millennia Plaza
663 King’s Road, Quarry Bay, Hong Kong, China

The AGM will be devoted to the following proposals:

1.	As a special resolution, to approve the disposal of the Company’s demand side marketing solutions business in mainland China;

2.	As an ordinary resolution, to approve and ratify the disposal of the Company’s enterprise solutions business in mainland China;

3.	As an ordinary resolution, to approve and ratify the appointment of Mr. Winson Ip Wing Wai as an independent director of the Company; and

4.	To act upon such other matters as may properly come before the AGM or any adjournment or postponement thereof.

Only shareholders of record at the close of business on September 11, 2024 (New York Time) are entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof.

The notice of the AGM and the Company’s 2023 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2023 are available on the Investor Relations Section of the Company’s website at http://ir.i-click.com.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. For more information, please visit ir.i-click.com.

For investor and media inquiries, please contact:
In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com